Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 33-49649

PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 9, 1993)

$30,000,000

MISSISSIPPI POWER COMPANY
A SUBSIDIARY OF THE SOUTHERN COMPANY

FIRST MORTGAGE BONDS, 6 7/8% SERIES DUE DECEMBER 1, 2025

Interest on the new Bonds is payable semi-annually on June 1 and December 1, beginning on June 1, 1996. The new Bonds will not be redeemable prior to December 1, 2005. On or after December 1, 2005, the new Bonds will be redeemable at the option of Mississippi Power Company ("MISSISSIPPI") in whole or in part at any time upon not less than 30 days' notice at the regular redemption prices and, under certain circumstances, at the special redemption price as described herein. See "Certain Terms of the New Bonds--Redemption Provisions" herein.

Reference is made to "Certain Terms of the New Bonds--Redemption Provisions" herein for the terms of a covenant prohibiting, in any calendar year subsequent to 2004, the redemption of new Bonds by operation of the replacement provisions of the Mortgage in a principal amount exceeding $300,000.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                    PRICE TO    UNDERWRITERS' PROCEEDS TO
                                    PUBLIC (1)  DISCOUNT      MISSISSIPPI (1)(2)
Per Bond........................... 99.055%     .634%         98.421%
Total.............................. $29,716,500 $190,200      $29,526,300
--------------------------------------------------------------------------------

(1)Plus accrued interest from December 1, 1995.
(2)Before deduction of expenses payable by MISSISSIPPI, estimated at $133,000.

The new Bonds are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the new Bonds will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about December 20, 1995.

SALOMON BROTHERS INC
              FIRST UNION CAPITAL MARKETS CORP.
                             PAINEWEBBER INCORPORATED
                                             PRUDENTIAL SECURITIES INCORPORATED

The date of this Prospectus Supplement is December 5, 1995.

                         RECENT RESULTS OF OPERATIONS

  For the twelve months ended October 31, 1995, "Operating Revenues", "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $507,474,000, $82,357,000 and $51,837,000, respectively. In the opinion of management of MISSISSIPPI, the above amounts for the twelve months ended October 31, 1995 reflect all adjustments (which, except as described in the following paragraph, were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the twelve months ended October 31, 1995 was
4.49. The "Ratios of Earnings to Fixed Charges" for the years ended December 31, 1993 and 1994 were 4.47 and 4.72, respectively.

  "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" for the twelve months ended October 31, 1995 reflect after-tax charges of $3.5 million for costs related to work force reduction programs. (See Note 2 to MISSISSIPPI's financial statements filed with MISSISSIPPI's Annual Report on Form 10-K for the year ended December 31, 1994 and Note (E) to MISSISSIPPI's financial statements filed with MISSISSIPPI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, incorporated herein by reference.)

                        CERTAIN TERMS OF THE NEW BONDS

  The following description of certain terms of the new Bonds offered hereby supplements, and should be read together with, the statements under "Description of New Bonds" in the accompanying Prospectus.

  General: The new Bonds will mature on December 1, 2025 and will bear interest from December 1, 1995 at the rate per annum shown in their title, payable on June 1 and December 1 in each year. Interest will, subject to certain exceptions, be paid to registered holders of record at the close of business on the May 15 or November 15, as the case may be, next preceding the interest payment date. The new Bonds will be issued on the basis of the retirement of other bonds theretofore outstanding under the Mortgage and on the basis of unfunded net property additions.

  Redemption Provisions: The new Bonds will not be redeemable prior to December 1, 2005. On or after December 1, 2005, the new Bonds will be redeemable by MISSISSIPPI in whole or in part at any time upon not less than 30 nor more than 45 days' notice, at regular redemption prices equal to the principal amount and accrued interest, plus the Regular Redemption Premiums set forth below, if such Bonds are redeemed otherwise than by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property. The new Bonds will also be redeemable by MISSISSIPPI at any time on or after December 1, 2005, on like notice, by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property at the special redemption price equal to the principal amount thereof and accrued interest, without premium.

 (If redeemed during the 12 month period ending on the last day of November of the year stated)

                                                                       REGULAR
                                                                      REDEMPTION
        YEAR                                                           PREMIUM
        ----                                                          ----------
        2006.........................................................    2.97%
        2007.........................................................    2.67%
        2008.........................................................    2.38%
        2009.........................................................    2.08%
        2010.........................................................    1.78%
        2011.........................................................    1.49%
        2012.........................................................    1.19%
        2013.........................................................    0.89%
        2014.........................................................    0.60%
        2015.........................................................    0.30%

  The regular redemption price shall be without premium for redemptions on or after December 1, 2015.

  MISSISSIPPI will covenant in Section 3 of the new Supplemental Indenture that it will not, in any calendar year subsequent to 2004, redeem new Bonds through the operation of the replacement provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of the new Bonds, i.e., $300,000. See "Description of New Bonds-- Replacement Requirement" in the accompanying Prospectus.

  Restrictions on Common Stock Dividends: By Section 4 of the new Supplemental Indenture, so long as any of the new Bonds are outstanding, cash dividends may not be paid or distributions be made on Common Stock (except where an equal amount is concurrently repaid as a capital contribution or as the purchase price of Common Stock) or Common Stock be purchased in an aggregate amount which would exceed earned surplus accumulated after September 30, 1995, plus earned surplus accumulated prior to October 1, 1995 in an amount not exceeding $47,000,000, plus such additional amount as shall be authorized or approved by the Securities and Exchange Commission, or any successor commission, under the Public Utility Holding Company Act of 1935, as amended.

  Concerning the Trustee: Bankers Trust Company is the successor Trustee under the Mortgage. Such bank is a depositary of MISSISSIPPI, and MISSISSIPPI and affiliates of MISSISSIPPI from time to time make borrowings from such bank.

                                    EXPERTS

  The financial statements and schedules of MISSISSIPPI included in MISSISSIPPI's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Statements as to matters of law and legal conclusions in MISSISSIPPI's Annual Report on Form 10-K for the year ended December 31, 1994 relating to titles to property of MISSISSIPPI under "Item 2--Properties--Titles to Property" and relating to MISSISSIPPI under "Item 1--Business--Competition", "Item 1--Business--Regulation" and "Item 1--Business--Rate Matters" and in the accompanying Prospectus relating to the lien of the Mortgage and priority of the new First Mortgage Bonds under "Description of New Bonds--Priority and Security" have been reviewed by Eaton and Cottrell, P.A., and such statements are made upon their authority as experts.

                                 UNDERWRITING

  Subject to the terms and conditions of the Purchase Contract between MISSISSIPPI and the Underwriters named below, the Underwriters have severally agreed to purchase, and MISSISSIPPI has agreed to sell to them, severally, the respective principal amounts of the new Bonds set forth below:

                                                                     PRINCIPAL
         UNDERWRITER                                                  AMOUNT
         -----------                                                -----------
       Salomon Brothers Inc ....................................... $ 7,500,000
       First Union Capital Markets Corp............................   7,500,000
       PaineWebber Incorporated....................................   7,500,000
       Prudential Securities Incorporated..........................   7,500,000
                                                                    -----------
         Total..................................................... $30,000,000

  The Purchase Contract provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the new Bonds if any are purchased.

  MISSISSIPPI has been advised by the Underwriters that the Underwriters propose to offer new Bonds to the public initially at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .400% of the principal amount of the new Bonds. The Underwriters may allow, and such dealers may reallow, a discount of not in excess of .250% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  There is currently no trading market for the new Bonds. The Underwriters may, but are not obligated to, make a market in the new Bonds, and there can be no assurance that a market for the new Bonds will develop.

  The Purchase Contract further provides that MISSISSIPPI will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.